Exhibit 99.1

Primech AI’s HYTRON Robot Achieves >99% Disinfection Efficacy, Targeting $76.7B U.S. Commercial Health Market

SINGAPORE, Oct. 09, 2025 (GLOBE NEWSWIRE) -- Primech Holdings Ltd. (“Primech” or the “Company”), a leader in AI-powered hygienic robotics, today announced that its flagship HYTRON autonomous cleaning robot achieved bacterial reduction exceeding 99% in independent testing conducted by a top-tier laboratory. The comprehensive analysis demonstrated exceptional disinfection performance, which is consistent with the performance thresholds required for hospital-grade disinfectants in the United States.

HYTRON’s independently tested performance positions Primech to capitalize on the $76.7 billion U.S. commercial cleaning market, a sector increasingly shaped by wellness-aligned operations and measurable hygiene outcomes. As the global commercial cleaning robotics market expands at a projected 15.1% CAGR, Primech is strategically positioned to capture post-COVID momentum, meeting rising corporate and institutional priorities for verified hygiene, reduced labor dependency, and AI-driven operational efficiency.

“These testing results mark an important milestone in Primech’s evolution from a robotics provider to an AI-driven robotics innovator redefining hygiene standards. This is grounded in our experience deploying HYTRON in a leading hospital in Singapore under live conditions,” said Ken Ho, Chairman and CEO of Primech. “HYTRON’s electrolyzed water technology reduces chemical dependency while delivering hospital-grade disinfection—proving that sustainability and efficacy can coexist. We’re not only automating hygiene—we’re quantifying wellness so that facilities can confidently position their spaces as premium, health-conscious environments.”

This testing reinforces HYTRON’s growing commercial traction, following over 250 qualified inquiries generated from live demonstrations at CMS Berlin 2025 and continued expansion initiatives across Europe, North America, the Middle East, Oceania and Asia. With independently verified disinfection performance and surging global demand for AI-powered wellness and hygiene solutions, Primech is advancing toward industry leadership in the digital transformation of global facility management.

About Primech Holdings Limited

Headquartered in Singapore, Primech Holdings Limited is a leading provider of comprehensive technology-driven facilities services, predominantly serving both public and private sectors throughout Singapore. Primech Holdings offers an extensive range of services tailored to meet the complex demands of its diverse clientele. Services include advanced general facility maintenance services, specialized cleaning solutions such as marble polishing and facade cleaning, meticulous stewarding services, and targeted cleaning services for offices and homes. Known for its commitment to sustainability and cutting-edge technology, Primech Holdings integrates eco-friendly practices and smart technology solutions to enhance operational efficiency and client satisfaction. This strategic approach positions Primech Holdings as a leader in the industry and a proactive contributor to advancing industry standards and practices in Singapore and beyond. For more information, visit www.primechholdings.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, for example, statements about completing the acquisition, anticipated revenues, growth, and expansion. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure that such expectations will be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Company Contact:

Email: ir@primech.com.sg

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com